1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 10, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC Announces February 2009 Sales Report and
Revises First-Quarter Business Guidance
Hsinchu, Taiwan, R.O.C. — March 10, 2009 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for February 2009: on an unconsolidated basis, sales were approximately NT$11.50 billion, a decrease of 7.5 percent from January 2009 and a decrease of 59.5 percent from February 2008. Revenues for January through February 2009 totaled NT$23.94 billion, a decrease of 59.2 percent compared to the same period in 2008.
On a consolidated basis, net sales for February 2009 were approximately NT$ 12.18 billion, a decrease of 7.2 percent from January 2009 and a decrease of 58.4 percent from February 2008. Revenues for January through February 2009 totaled NT$25.30 billion, a decrease of 58.1 percent compared to the same period in 2008.
In addition, “TSMC’s first-quarter business is expected to be better than the company’s previous guidance given on January 22, 2009,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Primarily due to quick orders from customers, especially from the mainland Chinese market, and a stronger US dollar, TSMC now expects first-quarter revenue to be between NT$36 billion and NT$38 billion, higher than the previous expectation of between NT$32 billion and NT$35 billion.”
TSMC’s expectation for first-quarter gross profit margin is now between 14% and 16%, and operating profit margin is between -2% and 0%, compared with the previous guidance of 1% to 5% for gross profit margin and -19% to -15% for the operating profit margin.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2009*	2008	Increase (Decrease) %
February	11,504	28,382	(59.5)
January through February	23,940	58,668	(59.2)

*	Year 2009 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2009*	2008	Increase (Decrease) %
February	12,176	29,282	(58.4)
January through February	25,302	60,352	(58.1)

*	Year 2009 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung	Mr. Michael Kramer
Vice President and CFO	Deputy Director	Technical Manager	Principal Specialist
Tel: 886-3-566-4602	PR Department, TSMC	PR Department, TSMC	PR Department, TSMC
	Tel: 886-3-505-5028 Mobile: 886-928-882607	Tel: 886-3-563-6688 ext. 7125038	Tel: 886-3-563-6688 ext. 7126216
	E-Mail: jhtzeng@tsmc.com	Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
March 10, 2009
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3) endorsements and guarantees, and 4) financial derivative transactions for the period of Feb. 2009.
1) Sales volume (in NT$ thousand)

Period	Items	2009	2008
Feb	Net sales	11,503,819	28,381,910
Jan.-Feb	Net sales	23,940,197	58,668,364
2) Funds lent to other parties (in NT$ thousand): None
3) Endorsements and guarantees (in NT$ thousand): None
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—

Premium Income (Expense)		—	—	—	—	—		—	—

Outstanding Contracts	Notional Amount	—	20,373,560	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(474,355)	—	—	—	—	—	—
	Unrealized Profit/Loss	—	(468,523)	35,327	—	—	—	—	—

Expired Contracts	Notional Amount	—	21,956,722	16,393,893	—	—	—	—	—
	Realized Profit/Loss	—	(355,837)	(179,214)	—	—	—	—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—	—	—	—

Premium Income (Expense)		—	—	—	—	—	—	—	—

Outstanding Contracts	Notional Amount	—	316,235	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(851)	—	—	—	—	—	—
	Unrealized Profit/Loss	—	482	—	—	—	—	—	—

Expired Contracts	Notional Amount	—	146,433	—	—	—	—	—	—
	Realized Profit/Loss	—	(478)	—	—	—	—	—	—